Exhibit 8
List of Principal Subsidiaries
•	Niugini Mining Limited, incorporated under the laws of Papua New Guinea, became a 100% owned subsidiary of Lihir on February 2, 2000.

•	Niugini Mining (Australia) Pty Limited, incorporated under the laws of Australia, is a 100% owned subsidiary of Niugini Mining Limited.

•	Lihir Management Company Limited, incorporated under the laws of Papua New Guinea, became a 100% owned subsidiary of Lihir on October 10, 2006.

•	Lihir Business Development Limited, incorporated under the laws of Papua New Guinea, is a 100% owned subsidiary of Lihir Management Company Limited.

•	Lihir Services Australia Pty Limited, incorporated under the laws of Australia on September 2, 2005, became a 100% owned subsidiary of Lihir on November 7, 2005.

•	Lihir Australian Holdings Pty Limited, incorporated under the laws of Australia on September 4, 2007, became a 100% owned subsidiary of Lihir on October 16, 2007.

•	Ballarat Goldfields Pty Ltd, incorporated under the laws of Australia, became a 100% owned subsidiary of Lihir Australian Holdings Pty Limited on March 8, 2007, with effective control being February 26, 2007.

•	Berringa Resources Pty Limited, incorporated under the laws of Australia, is a 100% owned subsidiary of Ballarat Goldfields Pty Ltd.

•	Ballarat West Goldfields Pty Limited, incorporated under the laws of Australia, is a 100% owned subsidiary of Ballarat Goldfields Pty Ltd.

•	New Resources Pty Limited, incorporated under the laws of Australia, is a 100% owned subsidiary of Ballarat Goldfields Pty Ltd.

•	Corpique (No. 21) Pty Limited, incorporated under the laws of Australia, is a 100% owned subsidiary of Ballarat Goldfields Pty Ltd.

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